EXHIBIT 23.1

Independent Auditors' Consent

The Board of Directors
Superior Energy Services, Inc:

            We consent to the use of our report dated March 1, 2002, with respect to the consolidated balance sheets of Superior Energy Services, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders  equity (deficit) and cash flows for each of the years in the three year period ended December 31, 2001, and the related consolidated financial statement schedule, incorporated herein by reference. Our report refers to a change in the method of depreciation on the Company's liftboat fleet, a change in the method of accounting for derivative instruments and hedging activities and the adoption of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets."

/s/ KPMG LLP

New Orleans, Louisiana
November 12, 2002